210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators to Present Positive Brain Cancer Clinical Trial Data at the 50th Annual ASCO Meeting

CALGARY, AB, May 20, 2014 --- Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC) (NASDAQ:ONCY) today announced that an abstract detailing early results from translational study looking at the intravenous administration of REOLYSIN® to patients with primary or metastatic brain tumors is now available on the ASCO Annual Meeting abstract website at http://abstracts.asco.org. The conference is being held from May 30th to June 3rd, 2014 in Chicago, Illinois.

“Treatment options for patients with brain cancer often include invasive surgery and local administration of therapeutic agents,” said Dr. Brad Thompson, President and CEO of Oncolytics. “With this early data suggesting that reovirus can cross the blood brain barrier, it may provide physicians with another, less invasive option in the treatment of both primary brain cancer and metastatic disease associated with other cancer types, which is estimated to occur in about one quarter of all cancer cases where it spreads through the body.”

The abstract, titled “Oncolytic wild-type reovirus infection in brain tumors following intravenous administration in patients,” contends that intravenous delivery to brain tumors would be easier, cheaper and more acceptable to patients than intralesional administration. To date, no oncolytic virus has been shown to infect brain tumors following intravenous delivery. The trial aims to identify whether wild-type reovirus can cross the blood brain barrier and infect brain tumors following intravenous administration. It is an open-label, non-randomized, single centre study of intravenous wild-type reovirus administered to patients prior to planned surgery for recurrent high grade glioma or metastatic brain tumors. In total, 12 patients will be treated with a single infusion of 1x1010 TCID50 of wild-type reovirus. The primary objective is to determine the presence of wild-type reovirus in the resected tumours as assessed by immunohistochemistry, RNA in-situ hybridization and retrieval of infectious virions.

Three patients have completed the study to date, including one with glioblastoma multiforme, one with grade 3 oligodendroglioma and one with colorectal brain metastasis. Two of the three patients were taking high dose steroids. All three resected patient tumours contained wild-type reovirus RNA and protein. There was evidence for wild-type reovirus productive infection in two of the tumours. Grade 3-4 adverse reactions were neutropenia in one patient and lymphopenia in all three patients. Based on the findings, the researchers concluded they have shown for the first time that an oncolytic virus, wild-type reovirus, infects and replicates in brain tumors following intravenous administration. It is anticipated this trial could pave the way for phase I/II trials and combination studies using wild-type reovirus in patients with high grade gliomas and brain metastases.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the translational study in brain cancer, future trials in this indication, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of pharmaceuticals, changes in technology, general changes to the economic environment and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors should consider statements that include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", "projects", "should", or other expressions that are predictions of or indicate future events or trends, to be uncertain and forward-looking. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com